UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Limited (SDRL) Announces Offering of Additional $75 Million 8.375% Senior Secured Second Lien Notes Due 2030

Hamilton, Bermuda, July 25, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announced today that, subject to market conditions, it intends to offer (the “Offering”) for sale to eligible purchasers in an offering under Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), an additional $75 million in aggregate principal amount 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”) to be issued by Seadrill Finance Limited, an exempted company limited by shares incorporated under the laws of Bermuda and a wholly owned subsidiary of Seadrill (“Seadrill Finance”). The Offering of the Incremental Notes is conditioned on the closing of the offering of the Original Notes (as defined below).

The Incremental Notes will have the same terms and conditions as the $500 million aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030, which are expected to be issued on July 27, 2023 (the “Original Notes”). The Incremental Notes will initially be issued bearing temporary ISINs and temporary common codes. On or before September 7, 2023 (the “Exchange Date”), the Incremental Notes will be automatically exchanged for an equal aggregate principal amount of U.S. dollar-denominated senior secured second lien notes issued pursuant to the indenture. As of the Exchange Date, the Incremental Notes will be fully fungible with the Original Notes, will constitute a single series with the Original Notes and will be treated as additional notes under the indenture.

The net proceeds from the Offering will be used for general corporate purposes and to pay certain fees and expenses in relation to the Offering.

The information contained in this report is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful absent registration or an applicable exemption from the registration requirements of the securities laws of any such jurisdiction. The securities to be offered have not been registered under the Securities Act, any state securities laws, or any foreign jurisdiction. The Company plans to offer and sell the securities only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

This announcement is considered to contain inside information as defined in article 7 of the EU Market Abuse Regulation, is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and was made public by Simon Woods at Hawthorn Advisors on the date and time stated above.

Contact Information

For additional information, visit www.seadrill.com.

Lydia Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the closing of the offering of Original Notes and the Incremental Notes, the use of proceeds therefrom, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates, are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, market conditions, offshore drilling market conditions, including supply and demand, dayrates, fluctuations in the price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities, the performance of the drilling rigs in the Company’s fleet, the cancellation of drilling contracts currently included in reported contract backlog, the impact of global economic conditions and global health threats, pandemics and epidemics, political and other uncertainties, including those related to the conflict in Ukraine, and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) and subsequent filings.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 25, 2023	By:	/s/ Simon Johnson Name: Simon Johnson

Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)